United States securities and exchange commission logo





                             June 11, 2021

       Harry E. Sloan
       Chief Executive Officer
       Soaring Eagle Acquisition Corp.
       955 Fifth Avenue
       New York, NY 10075

                                                        Re: Soaring Eagle
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-256121

       Dear Mr. Sloan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed May 14, 2021

       Cover page

   1. Please disclose the post-business combination percentage ownership by holders of New
                                                        Ginkgo Class B common
stock.
       Market and Industry Data, page i

   2. We note your statements that you cannot ensure the accuracy and completeness of market and industry data
included in the proxy statement/prospectus, you have not independently verified the data or
the underlying assumptions and that shareholders should be aware that
                                                        any such    market,
industry and other similar data may not be reliable.    These statements
                                                        may imply an
inappropriate disclaimer of responsibility with respect to third-party information. Please
revise these statements to remove any implication that shareholders
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FirstName  LastNameHarry   E. Sloan
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         are not entitled to rely on the information included in your proxy statement/prospectus.
Questions and Answers About the Merger
Q: What will happen to my SRNG shares as a result of the Business Combination ? , page 21

3. We note your disclosure that appears to indicate that holders of SRNG Class B shares are entitled to receive Earn Out Shares. Please revise to clarify the terms of this arrangement.
Q: What are the conditions to the completion of the Business Combination ? , page 24

4. Please revise to identify conditions to the closing of the merger that are subject to waiver.
Summary of the Proxy Statement/Prospectus
Ginkgo Bioworks, Inc. , page 26

5. Please revise to disclose that Ginkgo has a history of net losses and for the most recently completed fiscal year recorded an accumulated deficit of approximately $467.9 million.
Simplified Post-Combination Structure , page 28

6. Please revise the diagram to indicate the ownership percentage by the PIPE investors and holders of different classes of New Ginkgo common stock.
Interests of SRNG's Directors and Officers and Others in the Business Combination, page 34

7. Please expand your disclosure to discuss the potential conflicts of interest arising from the difference in price per share paid for founders shares and public shares. For example, since your sponsor acquired a 20% stake at a purchase price of $0.0006 per share and the public price was $10.00 per unit, the sponsor could make a substantial profit if the merger is completed even if public investors experience substantial losses. Additionally, please expand your disclosure in the last bullet point to quantify the out of pocket expenses incurred to date.
Risk Factors
Risks Related to SRNG and the Business Combination
New Ginkgo's bylaws designates the Court of Chancery of the State of Delaware..., page 51

8. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including
any    derivative
         action.    Please disclose whether this provision applies to actions
arising under the
         Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If the provision does not apply to claims arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly. Please also expand your disclosure to highlight the risk that your forum selection provisions may increase costs to
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FirstName  LastNameHarry   E. Sloan
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         bring a claim.
Risks Related to Ginkgo's Business
The release of genetically modified organisms or materials, whether inadvertent or purposeful..., page 59

9. Please expand your disclosure to highlight the risk of consumer negative perception of genetically modified organisms (GMOs) and the impact such negative perception may have on demand for your platform.
Risks Related to Ginkgo   s Customers
Our revenue is concentrated in a limited number of customers, some of which are related parties..., page 62

10. Please identify the customers that each accounted for more than 10% of your total revenue and cumulatively represented 39.% of your total revenue in the most recently completed fiscal year. Address in your disclosure whether loss of one or both of these customers would have a significant impact on your business. Please consider factors in addition to the direct loss of revenue, such as reputational harm. Additionally, please ensure you describe the material terms of related party agreements covered by
Item 404 of Regulation
         S-K.
Risks Related to Our Organizational Structure and Governance
We are not, and do not intend to become, regulated as an "investment company" under the
Investment Company Act of 1940..., page 93

11. Please provide us an analysis to support your conclusion that you do not meet the
         definition of an    investment company    under Section 3(a) of the
Investment Company
         Act of 1940.
Background of the Business Combination, page 108

12. Revise your disclosure to identify the individuals who negotiated the material terms of the merger on behalf of SRNG. To the extent Mr. Kazam negotiated with Ginkgo on behalf of
         SRNG, please discuss the Board   s consideration, if any, of Mr. Kazam
  s potential
         conflicts of interest.
13. Please revise your disclosure in this section to describe the negotiation of the material terms of the merger from the initial draft term sheet to the execution of the merger agreement, including the merger consideration of $15 billion and up to 180 million New
         Ginkgo shares as earn out consideration.
Financial Analysis
Discounted Cash Flow Analysis Based on Downstream Value Only, page 115

14.      We note your disclosure that SRNG management performed a discounted cash flow
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         analysis of the cash flows associated with new programs added to the platform using the
         New Program Projections provided by Gingko. We note the projected new programs employed by SRNG management in its analysis reflects the number of new programs provided by Ginkgo without any adjustment. Please expand your disclosure to describe
         SRNG management   s rationale in adopting these figures for purposes
of its analysis.

Selected Public Company Analysis Based on Foundry Only, page 117

15. We note your disclosure that the selected public company analysis does not take into account any potential future downstream value but instead focuses solely on the more visible, near-term revenues associated with the Foundry business. Please expand your discussion to explain the rationale for selecting the identified life sciences companies and software and data companies to inform this analysis. Address in your revisions the rationale for determining that these groupings were analogous to the Foundry business.
Certain Projected Financial Information, page 119

16. We note your disclosure that the Ginkgo Projections are based on certain assumptions.
         Please revise to specifically describe the assumptions underlying the projections rather than list inputs that may be variable due to risks or uncertainty. Unaudited Pro Forma Condensed Combined Financial Information, page 172

17. We note your disclosures on page 179 that the unaudited pro forma condensed combined financial information do not reflect an adjustment for the
modification of Ginkgo   s equity
         awards. Please tell us your consideration for disclosing the potential financial statement impact of the modification on your pro forma financial information.
18. On page 174 you present a summary of the pro forma New Ginkgo Class A and Class B common stock shares outstanding under the two scenarios. Please address the following:
             In regards to the SRNG shares underlying public and private warrants, please provide disclosures in the pro forma financial information disclosing the material terms of these warrants, including when they could be exercised and expire; and
             You discuss the impact that SRNG shareholders    redemption of
SRNG Class A
             ordinary shares in connection with the Business Combination will have on the number of shares that the Sponsor will initially receive. For example, if the redemption is in the amount of no greater than $387.5 million, the Sponsor will initially receive a number of shares of Class A common stock of New Ginkgo equal to 70% of the SRNG Class B ordinary shares it owns prior to the Closing, or
             30,082,500 shares. Please clarify in your disclosures how these shares and adjustments are reflected in the table on page 174.
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FirstName  LastNameHarry   E. Sloan
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Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 4. Net Loss Per Share, page 181

19. You disclose that the unaudited pro forma condensed combined financial statements follow the two-class method when computing net loss per share as New Ginkgo will issue shares that meet the definition of participating securities. Please further clarify what shares you are referring to in these disclosures.
20. Note (2) to the table showing the calculation of pro forma weighted average shares outstanding indicates that the calculation excludes 180.0 million and
12.9 million under
         no redemption (18.5 million under the maximum redemption scenario) Earnout Shares for
         Ginkgo and SRNG, respectively, as these are not participating securities and result in anti-
         dilution. Please clarify in your disclosures your basis for stating that these are not participating securities and any assumptions you are relying upon in making this determination.
A Letter from Ginkgo's Founders, page 200

21.      We note your disclosure that you    plan to scale to 100s of new
programs annually in the
         next few years    and in doing so,    [you] will become the industry
standard ecosystem for
         programming cells.    We note other statements that imply assured
growth, e.g. on page
         227 where you state,    the output of the platform increased by over
3x per year for 5 years
         [and] we expect that kind of scaling to continue    and on page 240
where you state you are
            ushering in a new paradigm for cell programming    and    are now
at an inflection point
         where [you] believe [you] have the opportunity to become the industry
standard.    Your
         proxy statement/prospectus should present a balanced discussion of your business. Please revise your disclosure here and throughout your proxy statement/prospectus to balance your prominent discussion of your competitive strengths and growth strategy with a
         discussion of the challenges you face in advancing your platform   s
capabilities and
         securing customer growth. Address in your revisions the risk that you may fail to meet customer specifications, that your customer base may not increase as planned, you may be unsuccessful in securing new business from established customers, there is uncertainty with regard to market acceptance of products derived from engineered organisms and
         other risks identified in Note 1 to Ginkgo   s audited financial
statements.
Information About Ginkgo
The Impact of Cell Programming, page 211

22. We note your reference to the success of vaccines against the SARS-CoV-2 virus. Here and elsewhere that you discuss the use of cell programming, please revise to make clear that your platform was not involved, as applicable.
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FirstName  LastNameHarry   E. Sloan
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An Ecosystem to Support Cell Programmers
Access to Capital, page 232

23.      We note your disclosure that you plan to leverage Ginkgo   s balance
sheet and to partner
         with investors to provide capital to other companies. Please add related disclosure under an appropriate heading in the Risk Factors section highlighting the risks related to providing financing to such companies.
Competition, page 244

24. We note your discussion of categories of competitors. Please expand your disclosure to identify specific competitors.

Intellectual Property, page 245

25. Please disclose the material terms of your in-license agreements, as referenced in the risk factor on page 74.

26. With respect to your material patents, revise to disclose the products or processes to which such patents relate, the scope of patent protection, jurisdiction for foreign patents and patent expiry. Please consider disclosure in a tabular format by patent family or other grouping in addition to your narrative disclosure.
Government Regulations, page 247

27. Please expand your disclosure to discuss the requirements of the Federal Select Agent
         Program, as referenced in the risk factor on page 59, and U.S. Food & Drug
         Administration, Environmental Protection Agency and U.S. Department of Agriculture
         regulation of GMOs, as referenced in the risk factor on page 67. Suppliers, page 247

28. Please disclose the material terms of your supply agreements with each of Twist
         Bioscience Corporation, Thermo Fisher Scientific Inc., Berkeley Lights Inc. and Fermic,
         s.a. de.c.v., as referenced in the risk factor on page 57. Please also file these agreements as exhibits to your registration statement or tell us why you believe such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Ginkgo
Overview, page 252

29.      We note your disclosure on page 55 that you    engage in conversations
with companies
         regarding potential customer collaborations on an ongoing basis. Please describe your business development operations, compensation programs for related personnel and how
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         you plan to grow your customer base. Please avoid conclusory
statements such as    lower
         [program] costs, in turn, drive additional demand for our cell programming capabilities, as referenced on page 253.
Platform Ventures , page 254

30. Please revise to quantify your investments in Joyn Bio, LLC and Motif FoodWorks, Inc.
         Please also quantify your investments in your    structured
partnerships    with Genomatica,
         Inc. and Synlogic, Inc., as discussed on page 255. Additionally, please revise to disclose the material terms of your agreements with such entities and file these agreements as exhibits to your registration statement or tell us why you believe such filing is not required.
Critical Accounting Policies and Estimates
Determination of Fair Value of Common Stock, page 273

31. Please explain how the fair value of the common stock of Ginkgo was determined for any recent equity issuances and how this reconciles to the valuations of common stock as indicated based on the terms of the business combination transaction. Financial Statements of Ginkgo Bioworks, Inc. and Subsidiaries
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-33

32. We note that for certain collaboration and licensing agreements you perform research and development services that are highly integrated and interrelated to the licenses and assignments of intellectual property and materials and determine that the promises are generally inseparable. As a result, for these agreements you combine the components into a single performance obligation. For other agreements, you only grant licenses or effect such transfers and assignments upon the successful completion of the research and development services or delivery of a developed product and have determined that the research and development services and the licenses, transfers, and assignments are distinct performance obligations. For the agreements with separate performance obligations or those that represent the only performance obligation, you recognize revenue at the point in time that you effectively grant the license. Please help us better understand the differences between these agreements given that it appears that you could perform research and development services as well as grant licenses in both types of arrangements. In agreements with a single performance obligation, please also clarify if there is any impact to the consideration received if the research and development services are not successful and do not lead to delivery of a product.
33. We note your disclosures throughout the filing discussing usage fees. For example on page 206, you note that you charge usage fees for Foundry services, in much the same way that cloud computing companies charge usage fees for utilization of computing capacity or contract research organizations charge for services. In addition, in your
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         discussion of programs under key business metrics on page 255, you state that programs deliver predictable multi-year revenue from platform usage fees in the near term. Please revise your disclosures as necessary to clarify your revenue recognition policy for usage fees in accordance with ASC 606.

34. We note that you receive upfront payments for technical services under certain of your arrangements for which you evaluate whether any significant financing components exist given the term over which the fees will be earned may exceed one year. You determined there are no significant financing components as the purpose of the upfront payment is not to provide financing, but rather to secure technical services, exclusivity rights, and
         Foundry capacity. Please help us better understand the analysis you performed under
         ASC 606 in making this determination, including whether any of the factors pursuant to
         ASC 606-10-32-17 exist.
Note 8. Investments and Equity Method Investments, page F-46

35. Please provide all of the required disclosures of ASC 323-10-50 related to your equity method investments including:
             The percentage of ownership of common stock; and For any significant investee entities in which you hold 20 percent or more of the
             voting stock and do not account for using the equity method, disclose the reasons why the equity method is not considered appropriate.

Note 17. Significant Collaboration Transactions, page F-61

36. In regards to Allonnia, LLC and Motif FoodWorks, Inc., we note that you licensed intellectual property for which you received equity investments in return. Please help us better understand how you determined the appropriate accounting under ASC 323, specifically please address the following:
             Please explain how you determined that the HLBV method should be used to account for your equity method investment and how that led to the entire loss primarily related to in-process research and development being allocated to you and correspondingly your investment in these entities being reduced to zero; and
             We note that for both of these entities you have ongoing board representation and participate in the joint steering committees. Please explain the extent of your representation in the board and the joint steering committee.
37. Please revise to include all of the disclosures required by ASC 810-10-50 regarding variable interest entities for which you have determined you are the primary beneficiary as well as for those entities for which you are not the primary beneficiary. Include in your
         disclosures the carrying amounts and classification of the VIE   s
assets and liabilities in the
         statement of financial position that are consolidated as well as terms of arrangements that could require you to provide provide financial support to the VIE, including events or
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         circumstances that could expose the reporting entity to a loss in accordance with ASC
         810-10-50-3.
38.      In regards to agreement with Genomatica, please address the following:
             We note that the Genomatica FSA represented a modification to the Genomatica
              Collaboration agreement that resulted in a change in the transaction price from milestones to a cost-plus fixed margin structure. The Genomatica FSA did not result in the addition of any distinct promised goods or services, and your remaining obligation post-modification was to finish the partially satisfied development work that had commenced under the Genomatica Collaboration which you indicate was satisfied during the year ended December 31, 2019. In this regard, please explain to us the nature of the remaining deferred revenue balances at December 31, 2020 and
              December 31, 2019; and
             We note that you concluded that Genomatica is a variable interest entity for which you are not the primary beneficiary. Please explain to us the extent of your representation on the board of directors as well as on the joint steering committee.
39. In regards to Synlogic, Inc, we note that you purchased shares of common stock for a total purchase price of $57.1 million and warrants for which you made a non-refundable prepayment related to the exercise price of the warrant for a total payment of
         $22.9 million. At inception, the fair value of the equity method investment in Synlogic was recorded at $35.8 million as a component of equity method investments on the
         Consolidated Balance Sheet. Please explain to us how you determined this was the appropriate fair value based on the current stock price at the time, as well as, how you reflected the difference between the $57.1 million total purchase price and the $35.8 million equity method investment. In a similar manner, please address how you reflected the difference between the purchase price and the amount recorded related to the warrant.

40. In regards to Amyris, Inc., we note that as of December 31, 2020, you were owed (i) the
         $12.0 million principal balance on the promissory note which matures on October 19,
         2022 and (ii) payments under the Partnership Agreement, as amended, which includes quarterly payments of $0.2 million to $0.3 million through September 2022 and an end of term payment of $9.8 million on October 19, 2022. During the year ended December 31,
         2020, you received payments of $8.3 million which are recorded as a component of other income (expense). Please clarify in your disclosures why the payments received are being recorded as other income rather than as a repayment towards the promissory note.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Harry E. Sloan
Soaring Eagle Acquisition Corp.
June 11, 2021
Page 10

       You may contact Nudrat Salik at 202-551-3692 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,
FirstName LastNameHarry E. Sloan
                                                        Division of Corporation
Finance
Comapany NameSoaring Eagle Acquisition Corp.
                                                        Office of Life Sciences
June 11, 2021 Page 10
cc:       Jonathan Rochwarger, Esq.
FirstName LastName